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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.      )

                           GENERAL AUTOMATION, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title or Class of Securities)

                                3 6 9 0 3 2 10 7
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                                 (CUSIP Number)

    John R. Donnelly, 17731 Mitchell North, Irvine, CA 92714 (714) 250-4800
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 21, 1995
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 369032 10 7                                          Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert D. Bagby
                 SSN:  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /  /
                                                                       (b) /  /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:
                 PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    /  /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                 USA

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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.       SOLE VOTING POWER
                 587,800

8.       SHARED VOTING POWER
                 0

9.       SOLE DISPOSITIVE POWER
                 587,800

10.      SHARED DISPOSITIVE POWER
                 0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 587,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           /  /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.3%

14.      TYPE OF REPORTING PERSON*
                 IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 369032 10 7                                                Page 3 of 5

Item 1.  Security and Issuer.

         Class of Equity Securities:         Common Stock par value $.10

         Name and Address of                 General Automation, Inc.
         Principal Executive Offices         17731 Mitchell North
         of the Issuer:                      Irvine, California 92714

Item 2.  Identity and Background.

         (a)     Name:                       Robert D. Bagby

         (b)     Residence or                17731 Mitchell North
                 Business Address:           Irvine, California 92714

         (c)     Principal Employment:       President & CEO
                                             General Automation, Inc.
                                             17731 Mitchell North
                                             Irvine, California 92714

                 Business of Principal       Computer Systems
                 Employer:                   Manufacturing

         (d)     Criminal Convictions:       None

         (e)     Judicial or Administrative  None
                 Civil Proceedings in which
                 Bagby was a Party:

         (f)     Citizenship:                US

Item 3.   Source and amount of Funds or other Consideration.

All of the shares of Common Stock of the Issuer beneficially owned by the reporting person were acquired or, in connection with any exercise of stock options, will be acquired, by the reporting person with personal funds. Of such shares, 2,800 shares were acquired by the reporting person for cash in the aggregate amount of $1,750.00. The balance of such shares beneficially owned by the reporting person are issuable upon the exercise of stock options. The per share exercise prices of such stock options range from $0.75 to $0.86 and may be paid in the form of cash or in shares of the Issuer's Common Stock.

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CUSIP No. 369032 10 7                                                Page 4 of 5

Item 4.  Purpose of Transactions.

On March 21, 1995, the Issuer granted to the reporting person stock options to purchase 485,000 shares of the Issuer's Common Stock at an exercise price of $0.86 per share. The stock options are immediately exercisable and have a five
(5) year term. The grant of such stock options was approved by the Issuer's stockholders during the Issuer's Annual Meeting of Stockholders held on January 19, 1995.

The reporting person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) As of the date of this Statement, the reporting person beneficially owns 587,800 shares of Common Stock of the Issuer, representing approximately 7.3% of the issued and outstanding shares of Common Stock. Of such shares, 2,800 shares are directly owned by the reporting person and 585,000 shares may be acquired by the reporting person pursuant to the exercise of stock options.

(b) With respect to 2,800 shares, the reporting person has the sole power to vote or to direct the vote and to dispose or to dispose or to direct the disposition of such shares of Common Stock. Upon exercise of employee stock options, the reporting person will have the sole power to vote or to direct the vote and dispose or direct the disposition of such shares.

(c) Other than the transactions described herein, the reporting person has not effected any transaction in the Issuer's Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

(e)       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable


Item 7.   Material to be Filed as Exhibits.

          Not  Applicable
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CUSIP No. 369032 10 7                                               Page 5 of 5


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 29, 1995                          Robert D. Bagby, President & CEO
                                               --------------------------------
                                               Name/Title